UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on July 3, 2006:

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

Santiago, July 3, 2006

Mr.
Alberto Etchegaray de la Cerda
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

In accordance with article 9 and paragraph two article 10 of Law No. 18,045 of the Securities Market and in General Rule No. 30 of the Superintendency, I, being duly authorized, hereby inform you about the following Important Event:

On June 30, 2006, the Company presented to the Securities and Exchange Commission (SEC) its financial statements under US GAAP as of December 31, 2005. The preparation of these financial statements was based on a financial statement, prepared under Chilean GAAP, which shows a net income US$1,9 million lower than the net income reported in the financial statements (“FECU”) for that year, presented to the Superintendency of Securities and Insurance (SVS) on March 1, 2006.

This reduced result is due to a shortage of inventory affecting the balance of Packaging materials account and occurred as a result of a tariff parameterization error of the tariffs used for valuing the consumption of these materials in the Company’s costs system.

Using materiality criteria to evaluate the impact of this error in the financial statements, it was concluded that the amount of this error is not significant. However, as this error was detected after the issuance of the financial statements under the Chilean regulation (March 1, 2006) but before the issuance of the financial statements of the 20-F under the North American regulation (June 30, 2006), this error was incorporated into the financial statements reported to the SEC, complying with current regulation.

As the error is considered not significant by The Company, and in accordance to the accounting practices and criteria applied in Chile, will record the cumulative effect as of December 31, 2005 of US$1,9 million as a charge to Retained earnings in the Company’s Shareholders’ equity, and the effect during the first quarter of 2006, amounting to US$67 thousand, as a credit to income for this year. Both adjustments will be shown in the financial statements at March 31, 2006 which are the last financial statements reported by the Company, for which the respective financial statements (“FECU”) will be reissued.

Sincerely,

Enrique Cibié Bluth
Chief Executive Officer
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2006

Masisa S.A.

By:
/s/ Patricio Reyes
Patricio Reyes
General Counsel